UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

3 SHIMSHON STREET, PETACH TIKVA, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION STATEMENTS NO. 333-194519), REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

The Company has placed an investor relations presentation on the Company's website.

The Company and Elbit Medical Technologies Ltd. ("Elbit Medical"), a subsidiary of the Company, will hold an investors' conference, on June 12, 2018 in Tel-Aviv, Israel to review Elbit Medical's investor relation presentation.

Both the Company's and Elbit Medical's presentations are available on the Company's website under the link below:

http://www.elbitimaging.com/40041.html.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD. (Registrant)

Date: June 7, 2018	By:	/s/ Ron Hadassi
Ron Hadassi CEO and Chairman of the Board of Directors

3